UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Crossroads Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

22765D209
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,564,145*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,564,145*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,564,145*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON PN

____________________
* Includes 984,567 Shares underlying currently exercisable Warrants; however, the Warrants are subject to a 19.99% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s beneficial ownership of Shares to exceed 19.99%.

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,564,145*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,564,145*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,564,145*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 984,567 Shares underlying currently exercisable Warrants; however, the Warrants are subject to a 19.99% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s beneficial ownership of Shares to exceed 19.99%.

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,564,145*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,564,145*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,564,145*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 984,567 Shares underlying currently exercisable Warrants; however, the Warrants are subject to a 19.99% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s beneficial ownership of Shares to exceed 19.99%.

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,609,901#*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,609,901#*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,609,901#*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%#*
14	TYPE OF REPORTING PERSON IN
____________________
# Includes 45,756 Shares beneficially owned directly by Mr. Eberwein, including 11,612 Shares underlying certain call options exercisable within 60 days of the date hereof.

* Includes 984,567 Shares underlying currently exercisable Warrants; however, the Warrants are subject to a 19.99% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s beneficial ownership of Shares to exceed 19.99%.

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares and Warrants purchased by Lone Star Value Investors were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 4,579,578 Shares directly owned by Lone Star Value Investors is approximately $7,786,754, including brokerage commissions, of which of 1,526,526 Shares were acquired pursuant to the Issuer’s Rights Offering and 1,288,352 Shares that were purchased in a private placement by the Issuer on March 31, 2014 (the “Private Placement”). In addition, 644,176 of the Warrants exercisable into 984,567 Shares beneficially owned by Lone Star Value Investors were acquired in the Private Placement, and the remaining 175,000 were acquired in the Issuer's secondary offering in January 2015, and the remaining 165,391 warrants were issued by the Company in consideration of the Common Stock outstanding increasing by 3,933,879 to 23,418,989.

The Shares purchased by Mr. Eberwein were acquired with personal funds. The aggregate purchase price of the 34,144 Shares directly owned by Mr. Eberwein is approximately $51,781, excluding brokerage commissions, of which 22,763 Shares were acquired pursuant to the exercise of options granted to Mr. Eberwein for his service as the Chairman of the Issuer’s Board of Directors (the “Board”) and 11,381 Shares were acquired in the Rights Offering. In addition, Mr. Eberwein beneficially owns 11,612 Shares underlying certain call options that were granted to him in connection with his service as Chairman of the Board.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,418,989 Shares outstanding as of August 31, 2015, which is the total number of Shares estimated to be outstanding following the closing of the Rights Offering, as reported to the Reporting Persons by the Issuer.

A.	Lone Star Value Investors

(a)
As of the close of business on September 11, 2015, Lone Star Value Investors beneficially owned 5,564,145 Shares, including 984,567 Shares underlying currently exercisable Warrants; however, the Warrants can only be exercised to the extent that such exercise would not cause Lone Star Value Investors’ beneficial ownership of Shares to exceed 19.99% due to blocker provisions.

Percentage: Approximately 19.99%

(b)	1. Sole power to vote or direct vote: 5,564,145
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,564,145
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 5,564,145 Shares owned by Lone Star Value Investors.

Percentage: Approximately 19.99%

(b)	1. Sole power to vote or direct vote: 5,564,145
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,564,145
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 5,564,145 Shares owned by Lone Star Value Investors.

Percentage: Approximately 19.99%

(b)	1. Sole power to vote or direct vote: 5,564,145
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,564,145
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Eberwein

(a)
As of the close of business on the date hereof, Mr. Eberwein beneficially owned directly 45,756 Shares, including 11,612 Shares underlying certain call options exercisable within 60 days of the date hereof. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the 5,564,145 Shares owned by Lone Star Value Investors.

Percentage: Approximately 19.99%

(b)	1. Sole power to vote or direct vote: 5,609,901
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,609,901
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

In the event that the Warrants did not include the 19.99% blocker provision, the Reporting Persons other than Mr. Eberwein would beneficially own approximately 22.8% of the outstanding Shares, and Mr. Eberwein would beneficially own approximately 23% of the outstanding Shares.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 11, 2015, Lone Star Value Management, on behalf of a certain managed account, entered into a Purchase Trading Plan Agreement (the “Agreement”) with Williams Trading, LLC (“Williams Trading”) for the purpose of establishing a trading plan to effect purchases of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1.

The Agreement allows for the purchase of up to an aggregate of 200,000 Shares by Williams Trading on behalf of Lone Star Value Management. Shares purchased pursuant to the Agreement may only be purchased in accordance with trading requirements adopted by Lone Star Value Management, and there can be no assurance as to how many Shares, if any, will be purchased pursuant to the Agreement or at what price any such Shares will be purchased.

A copy of the Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.1	Purchase Trading Plan Agreement, dated September 10, 2015.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 14, 2015

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

LONE STAR VALUE INVESTORS, LP

Grant of Convertible Warrants, $2.46 Strike Price	130,059	0.0000 (*)	09/04/2015
Grant of Convertible Warrants, $2.76 Strike Price	35,332	0.0000 (*)	09/04/2015

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•	These warrants were issued in connection with the Issuer’s Rights Offering. No additional consideration was paid.